# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enCore Energy Corp., CIK 0001500881
CUSIP: 29259W700
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: One Galleria Tower, 13355 Noel Road, Suite 1700, Dallas, Texas (TX), 75240
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,874,682; sole dispositive power 0; shared dispositive power 8,874,682; aggregate amount beneficially owned 8,874,682 (4.5% of the class)
  Comment: Segregated portfolio company
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 8,874,682; sole dispositive power 0; shared dispositive power 8,874,682; aggregate amount beneficially owned 8,874,682 (4.5% of the class)

## Item 1. Issuer
Name of issuer: enCore Energy Corp.
Address of issuer's principal executive offices: One Galleria Tower, 13355 Noel Road Suite 1700 Dallas, TX, 75240

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) MMCAP International Inc. SPC (the "Fund"); and (2) MM Asset Management Inc. (the "Adviser"). The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Shares reported in this Statement. The Adviser is the investment manager of the Fund. The Adviser may be deemed to beneficially own the Common Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the Common Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The principal business office of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of March 31, 2026 (and which includes 4,163,436 Common Shares, and an additional 4,711,246 Common Shares underlying notes that are convertible within 60 days).
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 194,216,153 Common Shares outstanding as of March 28, 2026 as reported in the Issuer's Form 10-K filed with the SEC on March 31, 2026; and (y) an additional 4,711,246 Common Shares underlying the notes described above.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Ulla Vestergaard/Director (05/15/2026)
- MM Asset Management Inc.: /s/ Hillel Meltz, Hillel Meltz/President (05/15/2026)